UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                         TRINITY MEDICAL GROUP USA, INC.
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                 (Name of Small Business Issuer in its charter)

                  Florida                               68-0438943
   ------------------------------------     -----------------------------------
        (State or other jurisdiction of     (I.R.S. Employer Identification No.)
         incorporation or organization)


 3753 Howard Hughes Pkwy, 2nd Floor, Las Vegas, Nevada                     94901
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              (Address of principal executive offices)               (Zip Code)


Issuer's telephone number     (415) 256-1995
                          ----------------------


Securities to be registered under Section 12(b) of the Act:

         Title of each class           Name of each exchange on which registered

       ---------------------------     -----------------------------------------

       ---------------------------     -----------------------------------------

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
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                                (Title of Class)

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                                (Title of Class)

                                     PART I

ITEM 1   DESCRIPTION OF BUSINESS

The Company
-----------

         Trinity Medical Group USA, Inc. ("Trinity" or the "Company") was incorporated in the State of Delaware on September 1998 and reincorporated in Nevada in November of 1999 with its principal place of business in California. The Company is an affiliate of Trinity Medical Group, Ltd., a Thailand company (http: //www.trinitygroups/trinity medical/dsmb.htm) ("TMG"). Trinity is a late development stage company with potential rights to market a patented vaccine, ("Remune"), designed to induce specific T cell responses in people infected with the Human Immunodeficiency Virus (HIV). Remune (an immune-based therapy consisting of whole inactivated HIV-1 virus depleted of its gp120 coat protein) is based on Dr. Jonas Salk's vaccine technology.

         TMG was formed in 1995 after the principals of the TMG and The Immune Response Corporation (NASDAQ: IMNR) entered into a License and Collaboration Agreement (the "License and Collaboration Agreement") dated September 15, 1995 with The Immune Response Corporation to develop and market Remune in ten Southeast Asian countries including Malaysia, The Philippines, Singapore, Sri Lanka, Myanmar, Laos, Cambodia, Vietnam and Indonesia, with Thailand as the lead nation (the "Territory"). On the same day, TMG entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Immune Response Corporation. Per the Stock Purchase Agreement, TMG purchased 333,334 shares of The Immune Response Corporations stock at $15 per share on April 30, 1996. TMG is further obligated to purchase an additional 333,333 shares of The Immune Response Corporation's stock at $15 per share upon receiving the required marketing approval from the governing health authority of Thailand for the drug therapy Remune. TMG is further obligated to purchase another 333,333 shares of The Immune Response Corporation's stock at $15 per share upon receiving the required factory establishment license or approval from the governing health authority of Thailand to manufacture the drug therapy Remune. TMG recognized the vaccine's potential in 1995 and paid The Immune Response Corporation $5 million in cash to secure the rights to develop and market Remune in Southeast Asia.

         The Company entered into a Collaboration and Supply Agreement (the "Agreement") with TMG, dated December 1,1999. Under the terms of the Agreement, the Company will reimburse TMG for specified research personnel, travel, laboratory, facility and publication costs associated with clinical trials of Remune until full regulatory approval in Thailand is granted.

         The Agreement also provides that the Company make its best efforts to capitalize itself with at least $4,000,000 through sale or subscription of common class shares not to exceed 1 million shares. The Company agrees to prepare and complete all necessary documentation required for registration of the Company with the U.S. Securities and Exchange Commission as a reporting company.

         In exchange for the aforementioned conditions, TMG agrees to transfer its License and Collaboration Agreement and Stock Purchase Agreement between it and The Immune Response Corporation, dated September 15,1995, to the Company no later than the first sale of product after full regulatory approval in Thailand has been granted.

         In 1999, TMG completed a Phase II double blind placebo controlled clinical trial in Thailand, the results of which were submitted to the Thailand Food and Drug Administration for review in March, 2000. In the clinical trial above, Remune was found to increase mean CD4+ cell counts, with increases in both cellular and humoral immune responses and stable viral load. A follow up study through eighty-eight (88) weeks showed a significant decrease of viral load in 30% of the subjects.

         On December 24, 1999, TMG applied for expanded testing with the Ministry of Public Health in Thailand. The extended project which has been submitted for approval will be coordinated by Mahidol University in Bangkok, Thailand and will study up to 10,000 individuals. This extended study of Remune is not connected to the request for full commercial approval by the Thai Food and Drug Administration.

         The results of the Phase II controlled trial were also presented to the World Health Organization (WHO) and the Joint United Nations Programme on HIV/AIDS (UNAIDS) at a vaccine advisory committee meeting in Geneva, Switzerland on February 23, 2000.

         The results of the Phase II clinical trials in Thailand and other clinical trials using Remune as a treatment for slowing HIV-related disease progression are encouraging. The global burden of disease and death related to HIV is increasing at a rate unmatched by any other pathogen. At present, the most effective treatment for slowing HIV-related disease progression, antiretoviral medication requiring a daily multi-pill regime, is complicated to administer, requires close medical monitoring, is extremely costly, and can cause significant adverse effects. The study conditions of the clinical trials in Thailand allowed Remune to be assessed as a "mono-therapy", that is, without any other anti-viral drugs. Remune requires a minimum of a once a quarter (or more if needed) injection. As a result, Remune is both more economical and practical for populations such as Thailand. The number of HIV infected people in Thailand is currently estimated at 1.0-1.4 million people. The estimate for Southeast Asia is approximately 9 million HIV-1 infected people.

         Remune is potentially a very cost effective therapy for the treatment of HIV among Thailand's poorest people.

Merger with August Project III Corp.
-----------------------------------

         Pursuant to an Agreement for the Exchange of Common Stock, dated December 31, 1999, between the shareholders of the Company and August Project III Corp., a Florida corporation ("August Project"), August Project issued to the Company's shareholders 5,226,000 shares of Common Stock in exchange for 100% of the outstanding shares of the Company. In addition, certain shareholders of August Project sold 4,867,000 shares to the shareholders of the Company in exchange for $175,000. Following the merger, the shareholders of the predecessor Company owned a total of 10,093,000 out of a total of 10,226,000 outstanding shares of August Project. August Project was the surviving corporation after the merger. Prior to the merger, August Project had been approved for listing on the National Quotation Service Pink Sheets with the following trading symbol: AUUK. On January 5, 2000, August Project changed its name to Trinity Medical Group USA, Inc.

Business Strategy
-----------------

         Upon becoming a reporting company under United States securities laws, the Company intends to acquire all of TMG's rights to Remune. Trinity intends to market Remune in other countries in Southeast Asia where it has secured marketing rights through partner or affiliated firms which carry out local regulatory requirements, distribution and product support. The initial efforts have focused on the research and development of Remune (through TMG) and on securing sales and marketing rights in Thailand. Trinity agrees to grant exclusive licensing rights to its Thai affiliate, TMG, for the distribution and sale of Remune in Thailand and nine other Southeast Asian countries. Trinity hopes to realize income from sales of Remune to TMG, starting in the second half of 2000. TMGUSA desires to forge similar arrangements in each of its licensed countries whereby distribution and sales are conducted by third parties. TMGUSA does not expect to directly sell Remune to individuals. During 2000, the Company projects 60,000 injections sold. The Company anticipates full regulatory approval for Remune in Thailand before 2001 and shipment of at least 400,000 doses of the product during 2001. The Company also plans to gain revenue in 2000 by offering Remune to other parties in the other countries in the Territory. While local approval for Remune must be granted before sale of product in any country we anticipate partners will pay for the future sales and marketing rights before such approval is granted.

         The Company hopes to establish partners to test and distribute Remune during 2000 in the Philippines, Malaysia, and Singapore. To date, we have not contacted any such parties.

         The Company believes there are more than one million individuals infected with HIV in Thailand alone. The Company believes that Remune is economical for HIV infected individuals, including the most indigent, and offers a sensible therapy since the therapy is a relatively easy regimen of quarterly injections. There is a significant incentive for the Thai government to directly purchase and distribute Remune. Thailand could dramatically reduce its expenditures on current HIV medications and improve its trade deficit as a result of export potential to the nine other Southeast Asian countries where Trinity has marketing rights. When Remune is finally manufactured in Thailand a portion of the profits will remain in Thailand as revenues shared by Trinity and its Thai manufacturing partner TMG.

         If Thailand approves Remune as a mono-therapy for individuals with HIV, there will be an alternative to the current burdensome regimen requiring dozens of pills orally per day. Currently, very few individuals in Thailand have access to the current Highly Active AntiRetro Virus Treatment (HAART) drugs. The HAART multi-drug regime produces major side effects while Remune has little or no side effects. Additionally, Remune's price is at the level of hundreds of dollars per year versus thousands of dollars per year for current HAART programs. The Company believes that our Thai partners will be able to subscribe at least 100,000 people during the year 2001 which would result in a gross profit of $200 per person, or $20 million.

         The Company has an option through the Agreement to secure the rights to manufacture Remune for its customers in Thailand and its Territories and we anticipate the need to exercise that option to meet demand. The Company believes the U.S. supplier, The Immune Response Corporation, may not be able to supply Remune to more than 250,000 patients per year for all of its licensees. The supply agreement with IRC is fixed in price for only the first three years. The Company also believes it can manufacture Remune outside the U.S. at lower cost. The Company thus requires capitalization to construct an overseas manufacturing facility in Thailand to increase its capacity to meet 100% of market needs and expand its market to foreign customers. It is estimated that the facility will take two to three years and up to $50 million to construct.

         The Company intends to list its common stock in the public U.S. markets. The Company will endeavor to maximize investor confidence and market capitalization through its operations and stable growth. The Company intends to deploy its assets to acquire other human disease treatment products that are in advanced development or acquire license marketing and sales rights for currently U.S. approved drugs for other regions of the world.

Marketing Strategy
------------------

         The Company intends to license its rights for Remune and become the sole supplier of the product to partner entities and affiliates that are familiar with local requirements and customs for drug sales in the contracted territory. The Company's contracts may not necessarily be on an exclusive basis. This strategy will minimize infrastructure requirements and costs.

Competition
-----------

         The therapeutic vaccine Remune will benefit the HIV+ population as a monotherapy and as an addition to existing treatments available in Thailand. TMG Ltd. has the exclusive right to distribute Remune in Thailand and nine other Southeast Asian countries pursuant to an exclusive agreement with The Immune Response Corporation. It is virtually impossible for competitors to clone or copy the product and sell it on a counterfeit basis. Competitive treatments for HIV and AIDS are available in Thailand, but are much more costly than Remune. VaxGen (NASDAQ: VXGN) is developing an HIV "vaccine" product that, if successful and effective, could reduce the degree of infection by HIV. VaxGen's product is in Phase III trials in Thailand. We cannot accurately predict the prospects and timing of VaxGen's marketability, but note that VaxGen is designed to prevent initial infection with HIV and was not designed to treat the 1 to 1.4 million already infected in Thailand. Remune, on the other hand, is a therapeutic vaccine and thus far there has been no large clinical trial of VaxGen as a therapeutic vaccine.

Risk Factors
------------

         In evaluating an investment in Trinity and its business, potential investors should carefully consider the following risk factors as well as other information set forth elsewhere in this Registration Statement which pertain to Trinity.

                      Risks Relating to Disease Treatment.
                       -----------------------------------

The Company does not yet have approval from the Thai Ministry of Health or Food
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and Drug Administration to market, distribute and manufacture Remune.
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         Approval of Remune by the Thai FDA or Ministry of Health is still pending. If the Thai Food and Drug Administration does not approve Remune, Remune cannot be marketed, sold or manufactured in Thailand. The Company will be unable to generate any revenue in Thailand.

The Company cannot sell or distribute Remune in any other country in its
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Territory unless the Company has received required marketing approval from the
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governing health authority of Thailand.
---------------------------------------

         Article 5 of the License and Collaboration Agreement entered into between The Immune Response Corporation and TMG states that the TMG and cannot sell or distribute Remune to any country in the Territory, excluding Thailand, unless TMG has previously received the required marketing approval for Remune from the governing health authority of Thailand and the TMG has started marketing and is diligently marketing Remune in Thailand.

Governmental regulation and legal uncertainties may effect the Company's
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business
--------

         The U.S. Food and Drug Administration may impose severe restrictions on the production of Remune in the U.S., thus making the current supplier of Remune, The Immune Response Corporation, incapable of supplying the product to the Company for distribution in Thailand. However, it is believed that the U.S. Food and Drug Administration will be constrained to do so only in the case of severe adverse effects found to be directly related to the vaccine. No such restrictions have been imposed on any test vaccine in history.

The Company's business is dependent on the technology continuing to benefit
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patients that use it.
---------------------

         The Company's success will depend, in whole, upon the product continuing to benefit users as has been shown in clinical trials. HIV is perhaps the greatest challenge that the medical community has had to deal with to date. The ability of this virus to mutate, and thereby defeat many forms of treatment, has already made a variety of therapies obsolete. While Remune has been designed to overcome the known defenses of the disease, it is not unreasonable that new or unknown antagonists may be found or introduced due to widespread use of the product or may begin to appear in the future rendering Remune obsolete.

The Company's business is dependent on the technology continuing to be safe and
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tolerable to the patients that use it.
--------------------------------------

         The Company's success will depend, in large part, upon the product continuing to show wide safety margins and a low incidence of adverse side effects. The clinical trials to date suggest that no significant risks are associated with use of the product. However, clinical trials with hundreds or even thousands of subjects cannot predict with absolute certainty the existence of harmful or even fatal side effects on rare user types or off-line usage that may result in harmful side effects including illness and even death that could expose the Company to liabilities. Remune is a killed vaccine. To date, in studies with other killed vaccine, no incidences of the vaccine becoming activated and causing severe or harmful effects has been reported.

The Company risks capacity constraints from its supplier of Remune.
-------------------------------------------------------------------

         A key element of the Company's strategy is to utilize the manufacturing capacity of the technology's supplier to meet the Company's market demands. The Company has a contractual obligation with The Immune Response Corporation that they largely meet our requirements provided we forecast a six month horizon. Nonetheless, the Company will be adversely affected if the manufacturing facility experiences down time. Since the facility has no history of volume production we cannot predict with absolute certainty that a consistent supply volume can be expected. Further, The Immune Response Corporation relies on a third party for the final inactivation step of the manufacturing process. If the existing manufacturing operations prove inadequate, there can be no assurance that any arrangement with a third party can be established on a timely basis, or that The Immune Response Corporation can establish other manufacturing capacity on a timely basis.

The Immune Response Corporation, Remune's developer, has not completed the
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development of Remune.
----------------------

         The Immune Response Corporation, the developer of the Remune vaccine, will need significant additional research and development efforts in order to continue developing the therapy. The Immune Response Corporation has not completed the development of any products and there can be no assurance that any products will be successfully completed. The conclusion of a Phase III trial of Remune due to lack of efficacy had a material adverse effect on The Immune Response Corporation. However, The Immune Response Corporation plans to initiate two additional Phase III surrogate marker trials of Remune in light of a previously reached agreement with the U.S. Food and Drug Administration so that a marketing application for Remune could be submitted based upon favorable virological endpoints. If The Immune Response Corporation is not able to initiate or complete additional pivotal trials with Remune, The Immune Response Corporation may have to abandon Remune or seek additional funding.

Technological Change and competition may render our potential products obsolete.
--------------------------------------------------------------------------------

         The biotechnology industry continues to undergo rapid change, and competition is intense and is expected to increase. Competitors may succeed in developing technologies and products that are more effective or affordable than any which are being developed by our supplier, The Immune Response Corporation. Although The Immune Response Corporation believes that there is a significant future market for therapeutics to treat HIV, The Immune Response Corporation anticipates that Remune will face intense and increased competition in the future. There can be no assurance that existing products or new products for the treatment of HIV developed by competitors will not be more effective or more effectively marketed and sold, than Remune.

              Risks Relating to Company History and Financing Needs
              -----------------------------------------------------

The Company faces risks when doing business outside of the United States
------------------------------------------------------------------------

         The Company may be subject to direct regulation by several governmental agencies in Thailand in addition to regulations applicable to the development and marketing of pharmaceutical products. The application of new laws and regulations as well as political and economic events beyond the Company's control may have a material adverse effect on the Company's business.

The Company has no operating history.
-------------------------------------

         The Company has minimal operations, nominal assets and no revenues from operations. As a start-up business, the Company is subject to all the substantial risks inherent in the commencement of a new business enterprise with new management. There can be no assurance that the Company will be able to successfully generate revenues, operate profitably, or make any distributions to the holders of our securities. The Company has no business history for you to analyze or to aid you in making an informed judgment as to the merits of an investment in our securities. Any investment in the Company's common stock should be considered a high risk investment because you will be placing funds at risk in an unseasoned start-up company with unforeseen costs, expenses, competition and other problems to which start-up ventures are often subject. As the Company is a development stage company, our prospects must be considered in light of the risks, expenses and difficulties encountered in establishing a new business in any industry.

The Company currently has little working capital and limited sources of
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liquidity. The Company will need additional financing.
------------------------------------------------------

         The Company requires substantial capital to pursue its operating strategy and currently has limited cash for operations. Until the Company can obtain revenues sufficient to fund working capital needs, it will be dependent upon external sources of financing. To date, the Company has no internal sources of liquidity and does not expect to generate any internal cash flow until at least the second half of 2000. The Company may not have the funds to comply with the demand registration rights granted to investors in the Private Offering.

The Company may need additional capital.
----------------------------------------

         The Company does not have any other commitments to raise additional capital and there is no assurance that any additional funds needed will be available on favorable terms, if at all. The Company requires substantial working capital to fund its business. The Company currently anticipates that the net proceeds of the Private Offering, together with our available funds, will be sufficient to meet its anticipated needs for working capital and capital expenditures through at least the next 12 months. However, the Company may need to raise additional funds prior to the expiration of this period.

         Moreover, there is no assurance that the Company's estimate of its liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. If the Company raises additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of the Company's common stock. The failure to raise any needed additional funds will likely have a material adverse effect on the Company's business.

After utilizing the proceeds from the Private Offering, we will not generate any
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internal cash flow until at least the second half of 2000.
----------------------------------------------------------

         The Company will use a portion of the proceeds from the Private Offering for working capital purposes which it expects to utilize for the first half of 2000. After June of 2000, the Company will be required to utilize cash flow from operations or from external sources to fund its on-going business. The Company does not currently have any revenues and its estimates indicate that it will not generate internal cash flows until at least the second half of 2000. As such, the Company will be required to raise additional funds prior to June 2000. As the Company does not have any external sources of funding, its inability to successfully implement its business strategy and to raise additional financing until June 2000 may compromise the Company's ability to achieve its projected revenues. Furthermore, if the Company is required to raise additional funding, there is no assurance that we would be successful, the failure of which would have a material adverse effect.

The Company has not created a sinking fund for the repayment of the notes issued
--------------------------------------------------------------------------------
in connection with the Private Offering. The notes are not collateralized and
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are junior to all other debts. The Company will need to raise additional
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proceeds to make payment of the notes.
--------------------------------------

         The Company has not created any fund for repayment of the notes that were issued as part of the Units sold in the Private Offering, and will not set aside any portion of the proceeds from the offering for repayment of the notes. Based on the Company's current estimate, the entire proceeds from the offering will be spent prior to the maturity date of the notes. In addition, the Company may not generate significant internal cash flows from operations prior to the maturity date of the notes. Therefore, in order to make payment on the notes, the Company may be required to raise additional funds through the sale of debt, equity or other convertible securities. The Company has no commitments for such funding, and can provide no assurance that it will be able to raise such funding on favorable terms, if at all. If the Company is not able to raise additional funding, it is likely that it will default on the notes. As such, although the Company is legally obligated to make payment on the notes, there is no assurance that it will be financially able to do so, and it should be assumed that if it is not able to raise additional proceeds prior to the maturity date of the notes, the Company will not be able to make payment on the notes. The notes are not collateralized by any real, personal, or other property. The notes are unsecured and subordinate and junior in right of payment to the prior payment in full of all other indebtedness.

The Company may not have the funds to comply with the demand registration rights
--------------------------------------------------------------------------------
granted to investors in the Private Offering.
---------------------------------------------

         As part of the Units, investors received a "demand" registration right, which requires at any time after December 31, 1999, upon the demand of any investor in the offering, that we file a registration statement with the SEC, registering the resale of the shares of common stock to be issued as part of the Units. The Company estimates the cost of such registration statement will be approximately $50,000. As the Company does not expect to generate any revenues from operations until the second half of 2000, it may not have the funds to file a registration statement. In addition, any funds that are used to pay for a registration statement will reduce the Company's ability to execute our business strategy. If the Company is not able to file a registration statement for any reason, investors will only be able to sell their shares of common stock pursuant to Rule 144, which requires among other items, that investors hold the stock for a period of at least one year.

The Company's management has broad discretion over use of the proceeds of the
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private offering.
-----------------

         All of the net proceeds from the sale of Units will be available to fund development and for general corporate purposes. As of the date of this Registration Statement, the Company cannot specify with certainty the particular uses for the net proceeds to be received other than that they will be used as working capital. Accordingly, the Company's management will have broad discretion in the application of the net proceeds. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business.

         The Company's current monthly operating overhead is approximately $35,000 which amount will increase if and as we expand our operations. Currently, the Company relies upon our current stockholders to lend money and fund our monthly operating overhead, as we have limited working capital. However, sufficient operating resources through 2000 will be on hand if an equity financing, which raises in the aggregate at least $250,000 in the form of one equity transaction or in the form of a series of equity transactions, is subscribed and funded. It should not be expected that the Company will receive funds from any affiliate of the Company in the future.

As a start-up company, the Company's quarterly operating results may fluctuate.
-------------------------------------------------------------------------------

         Based on the Company's business and industry and as a start-up, the Company expects to experience significant fluctuations in the future quarterly operating results due to a variety of factors, many of which are outside of the Company's control. Factors that may adversely affect the quarterly operating results include:

         o government approvals and regulations that impede the Company's ability to transport, sell and administer product;

         o        the Company's ability to operate at favorable gross margins;

         o the acceptance of the product by administering physicians and patients may not meet expectations;

         o        payment of invoices by the Company's overseas partner(s);

         o supply of product by the manufacturer is not fulfilled as expected;

         o the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructures;

         o costs and delays in introducing Remune by the Thai subsidiary or partners;

         o government regulations related to the shipment of drugs overseas;

         o the Company's ability to upgrade and develop its information technology systems and infrastructure;

         o        costs related to acquisitions of technologies or businesses;
                  and

         o general economic conditions, as well as those specific to Thailand and related industries.

         As a result of the Company's limited operating history, it is difficult to accurately forecast the Company's revenue. As a result, the Company may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall.

We have not paid any dividends and do not anticipate doing so in the near
-------------------------------------------------------------------------
future.
-------

         The Company has paid no dividends on its common stock and we cannot assure you that we will achieve sufficient earnings to pay cash dividends on our common stock in the near future. Further, the Company intends to retain earnings to fund its operations. Therefore, the Company does not anticipate paying any cash dividends on its common stock in the foreseeable future.

The Company is currently controlled by principal stockholders, officers and
---------------------------------------------------------------------------
directors.
----------

         The directors and executive officers beneficially own approximately 79% of the outstanding common stock of the Company. As a result, the directors and executive officers could exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

The Company lacks disinterested, independent directors.
-------------------------------------------------------

         The Company's directors have a direct financial interest in the Company. While the Company's management believes that the current directors will be able to exercise their fiduciary duties as directors, there may exist inherent conflicts of interest in the execution of their duties.

All marketing will be done in-house.
------------------------------------

         The Company's currently plans to market and promote our services in-house. While the Company's officers have prior promotional and marketing experience, there can be no assurances that the Company's marketing strategies will be effectively instituted, or that these arrangements will result in sufficient revenues to produce net income.

The Company's current shareholders will continue to control the Company.
------------------------------------------------------------------------

         The Company's current shareholders own or control all of the issued and outstanding shares of common stock of the Company. Therefore, the Company's current shareholders have the voting power to elect all of the members of the Board of Directors and control substantially all corporate actions and decisions for an indefinite period of time. Accordingly, investors will have no right or power to take part in the management or control of the business of the Company, or the election of its officers or directors. Accordingly, no person should invest in the Company unless he is willing to entrust all aspects of control to the Company's current management and to rely upon their abilities.

No Market for the Company's Securities
--------------------------------------

         There is currently no market for the Company's securities and there can be no assurance that a market will ever develop. Accordingly, purchasers of the Company's securities will be required to bear the economic consequences of holding such securities for an indefinite period of time. While there are not blanket exemptions for re-sales of unregistered securities of privately held companies, the SEC has promulgated a uniform resale rule ("Rule 144") that is generally applicable to the holders of restricted securities of companies whose securities are traded on a public market. However, there is currently no public market for our securities and there is no assurance that our securities will be traded on a public market.

         In general, Rule 144 provides, if certain conditions are met, that a person who has held restricted securities for at least one year may sell in brokerage transactions, during each three-month period thereafter, an amount equal to the greater of the average weekly trading volume of the common stock during the four calendar weeks immediately proceeding the sale, or 1% of our outstanding common stock, whichever is greater. Certain provisions of Rule 144 permit holders of restricted securities who have held their shares for more than two years to sell all their shares without regard to the volume limitations described above. Investors should not assume that they will be able to sell their Company securities in brokerage transactions, if at all.

Employees
---------

         The Company has an employment agreement with Dr. James S. Namnath (shareholder), whereby he will serve as the Company's Chief Executive Officer. The agreement expires on December 31, 2000. Dr. Namnath's employment will be conducted under contract services with his present employer, NotesETC, Inc. until such time (the "Milestone") that the Company either begins sale of Remune product or is approved for public trading of its common shares in the United States equity market as a reporting company; after this time, he will be directly employed by the Company on a full time basis.

         Until Milestone, his compensation will be at a rate of $250 per hour but not to exceed 60 hours per month ($15,000). After Milestone, his salary will be $35,000 per month. The employment may be terminated at any time by the Company.

Private Offering
----------------

         Pursuant to a private offering (the "Private Offering"), the Company raised $732,500 at the end of 1999 and an additional $30,000 during January 2000. In the Private Offering, the Company offered for purchase to accredited investors 152.5 units at a price of $5,000 per unit. Each unit consists of a $5,000, 10% per annum note of the Company due August 31, 2001 convertible into 5,000 shares of the Company's Common Stock, par value $.001 per share (collectively, the "Units"). The Company sold 152.5 Units in the Private Offering.

ITEM  2           PLAN OF OPERATION

General
-------

         The Company was incorporated in September of 1998 in Delaware and was reincorporated in November of 1999 in Nevada and has maintained no operations until recently. The Company has an agreement to acquire the rights to Remune in ten Southeast Asian countries from TMG. The Company does not expect to generate significant revenues through June of 2000 and there is no assurance that it will generate revenues thereafter.

         The Company had no operating history on which to base an evaluation of its business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. The Company will encounter various risks in implementing and executing its business strategy. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on our business.

Plan of Operations
------------------

         Based on the Company's current operations it is anticipated that our monthly operating expenditures for the next four months will be approximately $35,000 per month. Our business strategy contemplates expenditures of approximately $50,000 for marketing and working capital. In addition, if we are forced to prepare a registration statement as a result of an investor in the Private Offering exercising his "demand" registration right, we will have to expend approximately $50,000 in expenses. If the Company is required to raise additional proceeds we may raise such proceeds through additional best efforts equity offerings, joint ventures or other collaborative relationships, borrowings, and other sources. To date, the Company has no commitment for any such additional financing and it can provide no assurance that any such financing will be available or, if it is available, that it will be available on acceptable terms.

ITEM  3  DESCRIPTION OF PROPERTY

         The Company's main office is at 3753 Howard Hughes Parkway, Las Vegas, Nevada 89109 with an executive office at 55 Shaver Street, Suite 320, San Rafael, CA 94901. The Company holds a lease on the Nevada offices until January 1, 2001. The Company plans to lease additional office spaces in Bangkok, Thailand, San Rafael, CA and Carlsbad, CA.

ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of the date of this Registration Statement, the number and percentage of outstanding shares of Company Common Stock owned by (i) each person known to the Company to beneficially own more than 5% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all officers and directors as a group.


                                                                      Percentage of Ownership(1)

                                           Number of Shares of                         After Sale
                                              Common Stock            Before                of
Name of Beneficial Owners                  Beneficially Owned        Offering          152.5 Units
Churdboonchart Trinity Trust                     7,200,000            70.0%                 66.0%
Account (2)

Trinity Partners Trust(3)                          400,000             3.9                   3.6
Eastern Frontier Trust                             175,000             1.7                   1.6
Black Hills Investment Corp.                       175,000             1.7                   1.6
Baldwin Family Trust                                50,000             0.5                   0.4
Dr. Buranaj Smutharaks                             500,000             5.0                   4.5
Virongrong Chaisiriroj                             500,000             5.0                   4.5
Uboltrattana Mahidol                               500,000             5.0                   4.5
Dr. Vina Churdboonchart                            450,000             4.4                   4.0
Elizabeth Namnath                                   50,000             0.5                   0.4

--------------------
(1) Prior to the offering, there were approximately 10.2 million shares of Company common stock outstanding. Upon conversion of 152.5 Units, there will be a total of approximately 11 million shares outstanding.
(2) Churdboonchart Trinity Trust Account, c/o Trinity Group 55 Soi Silom Road Bangkok Thailand
(3)  Trinity Partners Trust, 55 Shaver Street Suite 320, San Rafael, CA 94901

         Changes in Control
         ------------------

         Pursuant to the notes issued in the Private Offering, the following change in control provision applies:

         "Change in Control" shall mean the occurrence of any of the following events:

         (i) any person becomes, after the issue date of this Note, the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act")), directly or indirectly, of securities of the Maker representing 30% or more of the combined voting power of the Maker's then outstanding securities, unless the Board of Directors of the Maker (as constituted immediately, prior to such Change in Control) determines in its sole absolute discretion that no Change in Control has occurred;

         (ii) individuals who constitute the Board of Directors of the Maker on the issue date of this Note, cease, for any reason, to constitute at least a majority of the Board of Directors of the Maker; provided, however, that any person becoming a director subsequent to the issue date of this Note who was nominated for election by at least 66% of the Board of Directors of the Maker as constituted on the issue date of this Note (other than the nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Board of Directors of the Maker, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange
                  Act) shall be for purposes of this Note, considered a member of the Board of Directors of the Maker as constituted on the issue date of this Note; or

(iii) the Board of Directors of the Maker determines in its sole and absolute discretion that there has been a Change in Control of the Maker.

ITEM 5            DIRECTORS, EXECUTIVE OFFICERS,  PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers
--------------------------------

         Following are Directors and Officers:

Name                              Age        Position
----                              ---        --------
Dr. Vina Churdboonchart           54         President and Director
Arun Churdboonchart               58         Chairman of the Board of Directors
Dr. James S. Namnath              43         Chief Executive Officer
--------------------

         Dr. Vina Churdboonchart

         Dr. Vina Churdboonchart, age 54, is among the most recognized female scientists and business persons in Thailand today. She is also a former member of the Thai Legislature and a former Thai Senate member. She is a founder of Trinity Medical Group, Ltd., a Bangkok based privately held company which focuses on treating HIV and AIDS. Since 1970, she has been a member of the Faculty of Science, Mahidol University, which has two medical schools (Siriraj and Ramathibodi) with two university-affiliated hospitals. At Mahidol University, she has been the principal investigator of dengue hemorrographic fever. Her research efforts have been supported and well recognized by the World Health Organization. She has numerous published studies, including breakthrough findings accepted in the Journal of AIDS and Vaccine Journal.

         Dr. Churdboonchart received her doctorate in Microbiology (awarded by the King of Thailand) in 1984. She received her bachelors degree from California State University, Long Beach in 1970. Dr. Vina Churdboonchart is married to Mr. Arun Churdboonchart.

         Arun Churdboonchart

         Mr. Churdboonchart, age 58, is one of Thailand's most distinguished and recognized businessmen. He is a member of the Thai National Senate and a co-chairman of Trinity Group: a diversified Thai corporation that owns extensive real estate, hotels, retail stores, and a Bangkok radio station. Prior to founding the Trinity group of companies, Mr. Churdboonchart was the chairman of AC Machinery which started as a small supplier of engines and under his management became Bangkok's largest distributor of marine engine spare parts.

         Mr. Churdboonchart received a B.S. degree in Business Administration from California State University, Long Beach in 1970. Mr. Arun Churdboonchart is married to Dr. Vina Churdboonchart.

         James S. Namnath, Ph.D.

         Dr. James Namnath, age 43, is an experienced senior executive of high technology companies. He has managed the U.S. portfolio of assets and operations for Trinity Medical Group, Ltd. since its inception. Dr. Namnath is the founder, Chairman of the Board, and CFO of JennerNet Software Company, an Internet focused provider of information systems to the personnel industry. Prior to starting his own corporate ventures, Dr. Namnath was a Senior Manager at Monsanto Company and Chevron Corporation. For over nine years he was the Principal Scientist and Manager of Product Chemistry for the Ortho and Roundup homeowner brands: products which have extensive government regulatory guidelines. He started his professional career with Lever Brothers and Cheeseborough-Ponds: leading consumer product companies where his patented breakthroughs formed the basis for major corporate ventures. It is estimated that his product inventions are a key part of products with annual retail sales of $3 billion. Dr. Namnath is an experienced computer programmer with over 25 years of experience and certifications in business and accounting systems.

         Dr. Namnath received his doctorate in Physical Chemistry in 1983 from the University of Southern California. He earned two bachelor degrees from the University of California, Santa Barbara in 1978.

ITEM 6            EXECUTIVE COMPENSATION

                                         Annual Compensation                             Long-Term Compensation
                                         -------------------                             ----------------------
                                                                                   Awards                     Payouts
                                                                                   ------                     -------
                                                                Other     Restricted   Securities
                                                               Annual       Stock      Underlying      LTIP       All Other
                               Year     Salary      Bonus    Compensation  Award(s)   Options/SARs    Payouts    Compensation
                                          ($)        ($)         ($)         ($)           (#)          ($)          ($)
Dr. James S. Namnath,                  $180,000   $100,000        -           -             -            -            -
CEO

ITEM 7            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Shares of common stock in exchange for services to date in preparing the subscription, research, marketing and management [agreements] of the Company to date: 175,000 to Eastern Frontier Trust whose beneficiary is Mr. Scot Cohen of New York, New York; 175,000 to Black

Hills Investment Corp. whose principals include Mr. Larry Gibson of Torrence, California; and 50,000 shares to the Baldwin Family of La Costa, California.

ITEM 8            DESCRIPTION OF SECURITIES

Private Placement
-----------------

         The Company offered a minimum of 50 Units in the Private Offering. Each Unit consisted of a $5,000, 10% per annum note of the Company due August 31, 2001 convertible at the election of the holder between October 15, 1999 and December 31, 1999 or by election of the Company after December 31, 1999 to 5,000 shares of Company common stock, par value $.001 per share. Management of the Company could elect to increase the offering by another 60 Units by choosing to oversubscribe. A total of 152.5 Units were sold in the Private Offering.

Common Stock
------------

         The Company is authorized to issue up to 50,000,000 shares of common stock, par value $.001 per share, of which 10,226,000 shares of common stock are issued and outstanding on the date of this Registration Statement.

         The holders of shares of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities. Holders of common stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefore.

Notes
-----

         As part of the Units, the Company issued 152.5, $5,000 two-year, non-redeemable, notes at an interest rate of 10% per year, that will mature on September 30, 2001. The notes are pre-payable upon (i) a "Change of Control" (see "Security ownership of certain Beneficial owners and Management" for definition) or (ii) an equity financing raising gross proceeds of at least $500,000, with equity financing meaning one equity transaction or a series of equity transactions within a six month period. The notes are not collateralized by any real, personal, or other property. The notes are unsecured and subordinate and junior in right of payment to the prior payment in full of all other indebtedness. The notes are convertible at the election of the holder between October 15, 1999 and December 31, 1999 at which time no shareholders had exercised this right or by election of the Company after December 31, 1999 to 5,000 shares of Company common stock, par value $.001 per share.

         The interest on the notes may be paid at maturity in shares of common stock. The value of the common stock shall be the "Fair Market Value" of the share of common stock. The "Fair Market Value" of a share of common stock on any date shall be (i) the closing sales price on the immediately preceding business day of a share of common stock as reported on the principal securities exchange on which shares of common stock are then listed or admitted to trading or

(ii) if not so reported, the average of the closing bid and asked prices for a share of common stock on the immediately preceding NASDAQ trading day or (iii) if not quoted on NASDAQ, the average of the closing bid and asked prices for a share of common stock as quoted by the National Association of Securities Dealers' OTC Bulletin Board System. If the price of a share of common stock shall not be so reported, the Fair Market Value of a share of common Stock shall be determined by the Board of Directors in its absolute discretion. In no event shall the Fair Market Value of any share of common stock be less than its par value.

Transfer Agent
--------------

         The transfer agent for the shares of common stock is Interwest Stock Transfer Company, Salt Lake City, Utah.

                                     PART II

ITEM 1            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

          There is no established public trading market for the Company's common stock. None of the Company's common stock is subject to outstanding options or warrants. With respect to the 762,500 shares of common stock issuable upon conversion of the outstanding notes payable (Units), the Company has given certain investors one "demand" registration right, exercisable on or after December 31, 1999. At the time of this Registration Statement 655,500 shares of the Company's Common Stock could be sold pursuant to Rule 144.

         There are approximately 55 holders of the Company's common stock.

Employee Agreements
-------------------

         There is an agreement to employ Dr. James Namnath until December 31, 2000 at a monthly rate of up to $15,000. His salary increases to $35,000 monthly upon approval of Remune for sale in Thailand or TMGUSA is approved as a reporting company and its shares of common stock are available for trading in U.S. markets.

Stock Options and Warrants
--------------------------

         There are no stock options and warrants to date.

Dividends
---------

         Since inception, the Company has not declared or paid cash dividends on its common stock. The current policy of the Board of Directors is to retain earnings, if any, to provide funds for operating and expansion of our business. Such policy will be reviewed by the Board of Directors from time to time in light of, among other things, our earnings and financial position.

ITEM 2   LEGAL PROCEEDINGS

         None.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES

         None.

ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation and Bylaws eliminate, subject to certain exceptions, the personal liability of directors of the Company or its stockholders for monetary damages for breaches of fiduciary duty by such directors. The Articles of Incorporation and Bylaws do not permit eliminating or limiting the personal liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith that constitute a breach of duty of the director or which involve intentional misconduct or a knowing violation of law, (iii) any transaction from which such director derives an improper personal benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. This provision of the Articles of Incorporation and Bylaws will limit the remedies available to the stockholder who is dissatisfied with a decision of the Board of Directors protected by this provision; such stockholder's only remedy may be to bring a suit to prevent the action of the Board. This remedy may not be effective in many situations, because stockholders are often unaware of the transaction or any event prior to the Board action in respect to such transaction or event. In these cases, the stockholder and the Company could be injured by a Board's decision and have no effective remedy.

                                    PART F/S

FINANCIAL STATEMENTS

================================================================================

                            FINANCIAL STATEMENTS AND

                         REPORT OF INDEPENDENT CERTIFIED

                               PUBLIC ACCOUNTANTS

                         TRINITY MEDICAL GROUP USA, INC.

                                DECEMBER 31, 1999

================================================================================

                                    CONTENTS

                                                                                        Page
                                                                                        ----

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.......................................F-1

FINANCIAL STATEMENTS

                  BALANCE SHEET..........................................................F-2

                  STATEMENT OF OPERATIONS................................................F-3

                  STATEMENT OF STOCKHOLDERS' DEFICIT.....................................F-4

                  STATEMENT OF CASH FLOWS................................................F-5

                  NOTES TO FINANCIAL STATEMENTS..........................................F-6


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Trinity Medical Group USA, Inc.

We have audited the accompanying balance sheet of Trinity Medical Group USA, Inc. (a company in the development stage) as of December 31, 1999, and the related statement of operations, stockholders' deficit and cash flows for the period from inception (September 28, 1998) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Medical Group USA, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the period from inception (September 28,1998) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is not yet generating revenues and, as shown in the financial statements, has incurred losses in its development stage. Also, as discussed in Note D, the Company has incurred substantial obligations and will need to raise additional capital to complete its development activities. These factors, among others as discussed in Note D, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also discussed in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Grant Thornton LLP

Irvine, California
February 11, 2000

                         TRINITY MEDICAL GROUP USA, INC.
                      (a company in the development stage)

                                  BALANCE SHEET

                                December 31, 1999

                                     ASSETS

Current Assets

     Cash and cash equivalents                                                             $            171,485
     Subscription receivable from founding shareholders                                                   9,600
     Income tax refund receivable                                                                        18,951
                                                                                           ------------------------------
                  Total assets                                                             $            200,036
                                                                                           ==============================

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
     Accounts payable                                                                      $             10,343
     Accrued liabilities                                                                                 84,595
                                                                                           ------------------------------
                  Total current liabilities                                                              94,938

Convertible notes payable                                                                               732,500

Commitments and Contingencies

Stockholders' deficit:
     Common Stock, $0.001 par value, 50,000,000 shares authorized,
         10,226,000 shares issued and outstanding                                                        10,226
     Additional paid-in capital                                                                         228,574
     Deficit accumulated during the development stage                                                  (866,202)
                                                                                           ------------------------------
                  Total stockholders' deficit                                                          (627,402)
                                                                                           ------------------------------

                  Total liabilities and stockholders' deficit                              $            200,036
                                                                                           ==============================

         The accompanying notes are an integral part of this statement.

(Continuation of Financial Statements)

                         TRINITY MEDICAL GROUP USA, INC.
                      (a company in the development stage)

                             STATEMENT OF OPERATIONS

         Period From Inception (September 28, 1998) to December 31, 1999


Operating expenses:
     Research and development                                                              $           (294,000)
     General and administrative
         Acquisition costs                                                                             (404,200)
         Administrative costs                                                                           (71,990)
         Marketing costs                                                                                (78,250)
                                                                                           ------------------------------
                  Total operating expenses                                                             (848,440)
                                                                                           ------------------------------

Other income (expense):
     Interest income                                                                                      2,028
     Interest expense                                                                                   (11,345)
     Loss on sale of investments                                                                         (8,445)
                                                                                           ------------------------------
                                                                                                        (17,762)

                                                                                           ------------------------------

                  Net Loss                                                                 $           (866,202)
                                                                                           ==============================

  Basic and diluted loss per common share                                                  $              (0.08)
                                                                                           ==============================

Basic and diluted weighted average common shares outstanding                                         10,226,000
                                                                                           ==============================

         The accompanying notes are an integral part of this statement.

(Continuation of Financial Statements)


                         TRINITY MEDICAL GROUP USA, INC.
                      (a company in the development stage)

                       STATEMENT OF STOCKHOLDERS' DEFICIT

         Period From Inception September 28, 1998 to December 31, 1999


                                                                                             Deficit
                                                                                           Accumulated
                                                                           Additional      During the
                                                 Common Stock               Paid-in        Development
                                            Shares          Amount          Capital           Stage           Total
                                        --------------- ---------------- --------------- ---------------- ---------------
Balance at inception                               --   $          --    $          --   $         --     $         --
Common stock issued to founding
  shareholders                              9,600,000           9,600               --             --            9,600
Common stock issued for services              493,000             493          228,707             --          229,200
Common stock issued to various
  shareholders in connection with
  August Project III merger                   133,000             133             (133)            --               --
Net Loss                                           --              --               --      (866,202)         (866,202)
                                        --------------- ---------------- --------------- ---------------- ---------------
Balance, December 31, 1999                 10,226,000   $      10,226    $     228,574   $  (866,202)     $   (627,402)
                                        =============== ================ =============== ================ ===============


         The accompanying notes are an integral part of this statement.

(Continuation of Financial Statements)

                         TRINITY MEDICAL GROUP USA, INC.
                      (a company in the development stage)


                             STATEMENT OF CASH FLOWS

        (Period From Inception (September 28, 1998) to December 31, 1999


Cash flows from operating activities:
     Net loss                                                                                     $            (866,202)
     Adjustments to reconcile net loss to net cash used in operating activities:
         Stock issued for services                                                                              229,200
         Loss on sale of investments                                                                              8,445
         Changes in assets and liabilities:
                  Income tax refund receivable                                                                  (18,951)
                  Accounts payable                                                                               10,343
                  Accrued liabilities                                                                            84,595
                                                                                                  -----------------------
                           Net cash used in operating activities                                               (552,570)
                                                                                                  -----------------------

Cash flows from investing activities:
     Purchases of investments                                                                                   (69,330)
     Proceeds from sale of investments                                                                           60,885
                                                                                                  -----------------------
                           Net cash used in investing activities                                                 (8,445)
                                                                                                  -----------------------
Cash flows provided by financing activities:
     Issuance of convertible notes payable                                                                      732,500
                                                                                                  -----------------------

Net increase in cash and cash equivalents                                                         $             171,485
Cash and cash equivalents - at inception                                                                             --
                                                                                                  -----------------------
Cash and cash equivalents - December 31, 1999                                                     $             171,485
                                                                                                  =======================

Non-cash investing and financing activities:

     Issuance of common stock to founding shareholders in exchange for
         subscription receivable                                                                  $               9,600
                                                                                                  =======================

          The accompanying notes are an integral part of thisstatement.

                         TRINITY MEDICAL GROUP USA, INC.
                      (a company in the development stage)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                December 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all money market funds and demand deposits with original maturities of ninety days or less to be cash equivalents.

Cash equivalents consist of money market folds whose fair value approximates cost and are readily redeemable.

Income Taxes

Deferred tax assets and liabilities arc recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Research and Development Costs

The Company incurred costs in the research and development of a drug therapy, Remune. These costs were incurred for Phase I and II clinical trials of Remune in Thailand. Such costs are charged to expense as incurred. See Note I.

Stock-Based Compensation

Stock-based compensation issued to non-employees is recorded based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Fair Value of Financial Instruments

The Company is required to estimate the fair value of all financial instruments included on its balance sheet at December 31,1999. The Company's financial instruments at December 31,1999 consist of cash and cash equivalents, accounts payable, accrued liabilities and convertible notes payable. These financial instruments approximate their fair value due to the relatively short period of time between origination of the instruments and their expected realization, or, with respect to the convertible notes payable, based on current rates available to the Company.

                         TRINITY MEDICAL GROUP USA, INC.
                      (a company in the development stage)

Earnings per share

Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Incremental common shares issuable upon the conversion of notes payable and exercise of stock options and warrants, are included in the computation of diluted net loss per share to the extent such shares are dilutive.

The  Company  has  excluded  732,500   potentially   dilutive  shares  from  the
calculation  of  diluted  loss  per  common  share,   as  the  effect  would  be
antidilutive.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates and assumptions.

NOTE B - COMPANY BACKGROUND

Trinity Medical Group USA, Inc. (the "Company" or "TMGUSA") was incorporated in the State of Delaware in September 1998. TMGUSA reincorporated in Nevada in November of 1999. In December 1999, as the result of a reorganization (see Note
C), the Company became a Florida corporation. Although the Company was formed and incorporated as a Delaware Corporation on September 28, 1998, the Company had no capital transactions or operating activities of any significance between September 28,1998 and December 31,1998. Accordingly, separate financial statements as of December 31,1998 were not considered necessary.

TMGUSA is a development stage company with potential rights to market a drug treatment, "Remune", designed for people infected with the Human Immunodeficiency Virus (HIV) and afflicted with Acquired Immunodeficiency Syndrome (AIDS). The Company is an affiliate of Trinity Medical Group, Ltd. ("TMG"), which is based in Bangkok, Thailand and is owned by the majority shareholders of the Company. As further explained below, TMG currently owns the rights to produce and sell Remune in Thailand, Philippines, Malaysia, Indonesia, Singapore, Cambodia, Sri Lanka, Vietnam, Burma and Laos upon approval by the governments of these countries. The Company has an option to acquire all of TMG rights to develop and cornmercialize Remune in the aforementioned Asian countries. See Note D.

On September 15, 1995, TMG obtained the rights to produce and sell Remune in ten Asian countries via a License and Collaboration Agreement with The Immune Response Corporation (NASDAQ:IMNR). On the same day, TMG entered into a Stock Purchase Agreement with The Immune Response Corporation. Per the agreement, TMG purchased 333,334 shares of The Immune Response Corporations stock at $15 per share on April 30, 1996. TMG is further obligated to purchase an additional 333,333 shares of The Immune Response Corporation's stock

                         TRINITY MEDICAL GROUP USA, INC.
                      (a company in the development stage)


at $15 per share upon receiving the required marketing approval from the governing health authority of Thailand for the drug therapy Remune. TMG is further obligated to purchase another 333,333 shares of The Immune Response Corporation's stock at $15 per share upon receiving the required factory establishment license or approval from the governing health authority of Thailand to manufacture the drug therapy Remune.

If TMG does not receive the required marketing approval from the governing health authority of Thailand by December 31, 2000, The Immune Response Corporation may terminate the aforementioned agreements.

NOTE C - REORGANIZATION

In December 1999, TMGUSA entered into a merger agreement to acquire all of the outstanding common stock of August Project III Corporation, a Florida corporation, in a transaction described as a "reverse merger". The merger became effective on December 31, 1999. August Project III Corporation was the surviving legal entity after the merger but TMGUSA remains the accounting acquirer. The merger was accounted for as a recapitalization of TMGUSA. In January 2000, August Project III Corporation changed its name to Trinity Medical Group USA, Inc.

As part of the reorganization and merger agreement, August Project III Corporation issued 5,226,000 common shares to the shareholders of TMGUSA in exchange for all of the outstanding common shares of TMGUSA. TMGUSA common shares were subsequently cancelled. Following the merger, certain original shareholders of August Project III Corporation sold 4,867,000 common shares to the Company in exchange for $175,000. The Company has recorded the acquisition cost of $175,000 as an expense in 1999. Following the merger, the original shareholders of TMGUSA own a total of 10,093,000 shares of August Project III Corporation or 98.69% of the total 10,226,000 outstanding shares.

NOTE D - GOING CONCERN

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage, has not generated any revenues and, at December 31,1999, has accumulated losses during the development stage amounting to $866,202 and, in 1999, used $552,570 of cash in its operations. As mentioned in Note B, the drug therapy Remune, which the Company has potential rights to market, must under go several phases of trial testing before approval of the drug by the Thailand government can be obtained and significant commercialization of the drug can occur. This additional testing will require significant additional financing.

Upon becoming a reporting company under United States securities laws, the Company intends to acquire, in the near term, the rights to Remune and assume the related obligations specified under the Stock Purchase Agreement from TMG (see also Note I). The Company intends to market Remune in the countries where it has the rights through partner or affiliated firms which will carry out the local regulatory requirements, distribution, and product support. The Company intends to finance the aforementioned activities through a secondary offering for between

                         TRINITY MEDICAL GROUP USA, INC.
                      (a company in the development stage)

$15,000,000 and $20,000,000. The Company's initial efforts have focused on the research and development of Remune (through TMG) and securing sales and marketing rights in Thailand.

There can be no assurance that management will be successful in raising the necessary funds to complete the clinical trials and obtain the necessary government approvals for the manufacturing and sale of Remune. The Company's ability to continue as a going concern will depend upon these factors and the success of future operations.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company has cash deposits at U. S. banks and financial institutions which exceed federally insured limits at December 31,1999. The Company is exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the institution; however, the Company does not anticipate such non-performance.

NOTE F - COMMITMENTS AND CONTINGENCIES

In January 2000, the Company entered into a non-cancelable operating lease expiring in January 2001 for office facilities and general administrative services. There was no rent expense for the period from inception (September 28, 1998) to December 31, 1999. Future minimum lease payments are $14,820 for the year ending December 31, 2000.

The Company has an employment agreement with Dr. James S. Namnath (shareholder), whereby he will serve as the Company's Chief Executive Officer. The agreement expires on December 31, 2000. Dr. Namnath's employment will be conducted under contract services with his present employer, NotesETC, Inc. until such time ("Milestone") that the Company either begins sale of Remune product or is approved for public trading of its common shares in the United States equity market as a reporting company; after this time, he will be directly employed by the Company on a full time basis.

Until Milestone, his compensation will be at a rate of $250 per hour but not to exceed 60 hours per month ($15,000). After Milestone, his salary will be $35,000 per month. The employment may be terminated at any time by the Company. Total amounts paid to Dr. Namnath during 1999 were $45,000.

NOTE G - CONVERTIBLE NOTES PAYABLE

During fiscal 1999, the Company sold 146.5 units at a price of $5,000 per unit to accredited investors in a private offering. Each unit consists of a $5,000 10% note of the Company due of the Company's August common stock. Each unit was convertible at the election of the holder between October 15,1999 and December 31,1999 or by election of the Company after December 31,1999. Interest accrued on each unit is convertible to common stock at the rate of $1 per share at the date of conversion. As of December 31, 1999, no units had been converted to common stock. Subsequent to December 31,1999 an additional six units were sold.

                         TRINITY MEDICAL GROUP USA, INC.
                      (a company in the development stage)

NOTE H - STOCK ISSUED FOR SERVICES

During 1999, the Company issued 460,000 shares of common stock in exchange for legal and consulting services provided. The expense related to such services, $229,200, was determined based upon the fair value of the services received.

NOTE I - RELATED PARTY TRANSACTIONS

The Churdboonchart Trinity Trust owns approximately 70% of the Company's common stock. The Churdboonchart Trinity Trust is the majority owner of TMG.

The Company entered into a Collaboration and Supply Agreement (the "Agreement") with TMG, dated December 1,1999. Under the terms of the Agreement, the Company will reimburse TMG for specified research personnel, travel, laboratory, facility and publication costs associated with clinical trials of Remune until full regulatory approval in Thailand is granted. During 1999, the Company reimbursed TMG $294,000 for costs incurred under the Agreement related to the research and development of Remune.

The Agreement also provides that the Company make its best efforts to capitalize itself with at least $4,000,000 through sale or subscription of common class shares not to exceed 1 million shares. The Company agrees to prepare and complete all necessary documentation required for registration of the Company with the U.S. Securities and Exchange Commission as a reporting company.

In exchange for the aforementioned conditions, TMG agrees to transfer its License and Collaboration Agreement and Stock Purchase Agreement between it and The Immune Response Corporation, dated September 15,1995, to the Company no later than the first sale of product after full regulatory approval in Thailand has been granted.

NOTE J - INCOME TAXES

No provision for federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1999. At December 31, 1999, the Company has net operating loss carryforwards available to offset future taxable income for federal tax purposes of approximately $900,000; such carryforwards expire in various years through 2019. Deferred tax assets include these net operating loss carryforwards as well as certain expenses that are reported for book and tax purposes in different periods. The Company has provided a valuation allowance to offset all deferred assets due to the uncertainty of realization.

                                    PART III

ITEM 1   INDEX TO EXHIBITS



              Exhibit No.          SEC Reference No.                      Title of Document
              -----------          -----------------                      -----------------
                   1                       3.1                  Articles of Incorporation of the
                                                                Company
                   2                       3.2                  Bylaws of the Company
                   3                       99                   Exchange of Stock Agreement



ITEM 2   DESCRIPTION OF EXHIBITS

         As listed in the above index, the appropriate exhibits are being filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1935, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TRINITY MEDICAL GROUP USA, INC.


Date:  May 12, 2000                     /s/ James Namnath
                                        ---------------------
                                        Name:  James Namnath
                                        Title: President

*Print name and title of the signing officer under his signature.

                                 EXHIBIT INDEX
                                 -------------

              Exhibit No.                 Title of Document
              -----------                 -----------------
                   1                     Articles of Incorporation of the
                                         Company
                   2                     Bylaws of the Company
                   6                     Exchange of Stock Agreement